November 13, 2015

Asen Parachkevov, Esq.
U.S. Securities and Exchange Commission		via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Whitehall Funds (the “Trust”)
File No. 33-64845
Post-Effective Amendment Number 61

Dear Mr. Parachkevov,

This letter responds to your comments provided on November 10, 2015 on the above referenced post-effective amendment. The comments apply to both Vanguard International Dividend Appreciation Index Fund and Vanguard International High Dividend Yield Index Fund.

You asked that we provide you with information on where you can find information on the indexes. That information can be found at:

For Vanguard International Dividend Appreciation Index Fund:

https://indexes.nasdaqomx.com/Index/Overview/DVGI

For Vanguard International High Dividend Yield Index Fund:

http://www.ftse.com/Vanguard/Home/Indices?Region=AMERICAS

Comment 1:	Prospectus - Fund Summary
Comment:	The investment objective for the fund does not include the name of the target benchmark, and the 80% test required by Rule 35d-1 similarly does not reference the name of the target benchmark. Please explain Vanguard’s view on naming index funds, and how that ties to Rule 35d-1.

Response:	There is no requirement either in Form N-1A, or in Rule 35d-1, that an index fund include the name of the target index in the fund’s name. Vanguard does not include index names in fund names. Instead, our index fund names describe the type of index tracked by a fund. Our primary investment strategies disclose the name of an index fund’s target index. This affords us flexibility while informing shareholders and prospective shareholders about how a fund is managed. We comply with the

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Asen Parachkevov, Esq.
November 13, 2015

requirements of Rule 35d-1 by disclosing a policy of investing at least 80% of an index fund’s assets in the securities that make up its target index.

Comment 2:	Prospectus - Derivatives
Comment:	The prospectuses indicate that each fund will invest to a limited extent in derivatives.
Please explain what that means for these funds.

Response:	Vanguard International High Dividend Yield Index Fund is expected to invest no more than 5% of its assets in derivatives. Vanguard International Dividend Appreciation Index
Fund will invest up to10% in derivatives at the fund’s commencement of operations, but will decrease its investment in derivatives over time as custody accounts are opened in various countries in which the fund will invest, as that will allow the fund to trade directly in those countries’ securities.

Comment 3:	Prospectus – Derivatives
Comment:	Are there ADRs or GDRs in either of the funds’ target indexes?

Response:	Neither of the funds’ target indexes contain ADRs or GDRs. Both funds, however, will invest in ADRs/GDRs. Vanguard portfolio management considers these securities to be component securities for purposes of requirements related to the percentage of component securities held in a fund’s portfolio. Here is related language we will include in the Security Selection section of each fund’s prospectus:

“The Fund, in most cases, will obtain economic exposure to stocks of its target index
(component securities) by investing directly in common stocks. However, the Fund reserves the right to obtain economic exposure to component securities indirectly by purchasing depositary receipts (also sold as participatory notes) of the component securities. Depositary receipts are securities that are listed on exchanges or quoted in over-the-counter markets in one country, but represent shares of issuers domiciled in another country. Generally, the Fund will hold depositary receipts only when the advisor believes that the Fund would benefit from holding the depositary receipt, rather than the underlying component security. The Fund might opt to hold depositary receipts if the foreign market in which a stock trades does not provide adequate protection to the rights of foreign investors or if government regulators place restrictions on the free flow of capital or currency. The Fund treats depositary receipts that represent interests in component securities as component securities for purposes of any requirements related to the percentage of component securities held in the Fund’s portfolio.”

Comment 4:	Prospectus – Market Exposure
Comment:	Please amend footnote 1 to the table presenting returns for various stock markets to indicate that indexes are not managed and can’t be invested in by shareholders.

Response:	We do not plan to amend the footnote because we already include the requested disclosure in the “Investing in Index Funds” section of the statutory prospectus, which precedes the table. In that section we disclose that one cannot invest directly in an index, and we explain that index sponsors determine what comprises an index.

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Asen Parachkevov, Esq.
November 13, 2015

Comment 5:	Prospectus – Market Exposure
Comment:	Please amend footnote 2 to the table presenting returns for various stock markets to add some clarification around how the MSCI Index returns are adjusted. The disclosure currently says “MSCI Index returns are adjusted for withholding taxes.” Does that mean the returns are adjusted for country level taxes? Do the returns reflect the reinvestment of dividends? Please clarify.

Response:	We reached out to MSCI and requested clarification. Based on their explanation, we plan to adjust the footnote as follows in response to your comment: “MSCI Index returns reflect the reinvestment of cash dividends after deduction of withholding tax by applying the maximum rate of the company’s country of incorporation applicable to institutional investors.”

Comment 6:	ETF Prospectus – Principal Risks
Comment:	If the ETF will only have a relationship with few authorized participants (APs), consider whether the risk of fewer APs necessitates related risk disclosure.

Response:	When we spoke on the phone I wrongly suggested that these funds will each have one
AP. That is not the case. We have agreements in place for these funds with 20 APs. Of the 20 APs with whom we have agreements in place, at any point in time we will be engaged with numerous of those 20. Accordingly, we are comfortable that there is no related risk disclosure warranted.

Comment 7:	Tandy Requirements

As required by the SEC, each Fund acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

• Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

• The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above response. Thank you.

Sincerely,

Judith L. Gaines
Associate Counsel

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